January 20, 2006
Mr. Larry Spirgel, Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:	XO Communications, Inc.

Form 10-K For the Fiscal Year ended December 31, 2004, filed March 18, 2005 Form 10-Q For the quarter ended September 30, 2005, filed November 9, 2005 File No. 0-30900
Dear Mr. Spirgel:
     Reference is made to your letter, dated December 22, 2005, regarding comments by the Staff of the Securities and Exchange Commission with respect to the above-mentioned filings of XO Communications, Inc. (“the Company”).We had previously responded in our letter dated January 9, 2006 to your specific comments with regard to Note 10 — Convertible Preferred Stock, page F-19 in our Form 10-K for the year ended December 31, 2004. In addition, we confirm the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
     Please contact me at 703-547-2972 if you have any further questions or comments concerning this letter. Thank you for your attention to this matter.

/s/ William Garrahan
William Garrahan
Senior Vice President and Acting Chief Financial Officer